UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File No. 333-149184

NOTIFICATION OF LATE FILING

(Check One)  ☐| FORM 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q ☐ Form N-SAR

For Period Ended March 31, 2010

            ☐   Transition Report on Form 10-K
            ☐   Transition Report on Form 20-F
            ☐   Transition Report on Form 11-K
            ☐   Transition Report on Form 10-Q
            ☐   Transition Report on Form N-SAR

            For the Transition Period Ended: ________________

      READ ATTACHED INSTRUCTIONS BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

      Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION:

NanoTech Entertainment, Inc.
Full Name of Registrant

3887 Pacific Street
Address of principal executive offices:

Las Vegas, Nevada 89121
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expenseand the registrant seeks relief pursuant to Rule 12b-25(b), the following shouldbe completed. (Check appropriate box).

☒   (a) The reasons described in reasonable detail in Part III of this formcould not be eliminated without unreasonable effort or expense;

☒   (b) The subject annual report, semi-annual report, transition report onForm 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on orbefore the fifteenth calendar day following the prescribed due date; or thesubject quarterly report or transition report on Form 10-Q, or portion thereofwill be filed on or before the fifth calendar day following the prescribed duedate; and

☐   (c) The accountant’s   statement or other exhibit required by Rule12b-25(b) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q,N-SAR, or the transition report or portion thereof, could not be filed withinthe prescribed time period. (Attach extra sheets if needed).

The Company requires additional time to complete its financial statements.

PART IV - OTHER INFORMATION

(1)   Name  and  telephone  number  of  person  to  contact  in  regard  to thisnotification

Robert DeKett        408-642-1559

(2)   Have all other periodic  reports required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the Investment  Company Act of1940  during  the  preceding  12  months  or for such  shorter  period  that theregistrant was required to file such reports been filed?

☒ Yes ☐ No

(3)   Is it anticipated that any significant change in results of operationsfrom the corresponding period for the last fiscal year will be reflected by theearnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

      If so, attach an explanation of the anticipated change, both narrativelyand quantitatively, and, if appropriate, state the reasons why a reasonableestimate of the results cannot be made:

NanoTech Entertainment, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersignedhereunto duly authorized.

Date: May 17, 2010	By:	/s/ Robert DeKett
Name Robert DeKett, Chief Executive Officer